SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ORYON TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68764G 107

(CUSIP Number)

Derek Davis

16 Wind Mill Crossing

Mackay, Queensland

Australia 4740

+61 749 420666

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications)

January 15, 2015 (Funds were paid to the Issuer on December 9, 2014, but a subscription agreement for the purchase was not executed until January 15, 2015.)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68764G 107
(1) Names of reporting persons Ezy Flexi Light Pty Ltd.
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power 80,000,000
(9) Sole dispositive power
(10) Shared dispositive power 80,000,000
(11) Aggregate amount beneficially owned by each reporting person 80,000,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) 18.7%
(14) Type of reporting person (see instructions) OO

CUSIP No. 68764G 107
(1) Names of reporting persons Derek Davis
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☒
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power 80,000,000
(9) Sole dispositive power
(10) Shared dispositive power 80,000,000
(11) Aggregate amount beneficially owned by each reporting person 80,000,000[1]
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11) 18.7%
(14) Type of reporting person (see instructions) IN

1 Shares of Common Stock held directly by Ezy Flexi Light Pty Ltd. Derek Davis owns 100% of the equity interests of Ezy Flexi Light Pty Ltd.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Oryon Technologies, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices located at 4251 Kellway Circle, Addison, Texas 75206.

Item 2.	Identity and Background

(a) Name and Place of Organization of Entities. The names of the Reporting Persons and place of organization of entities are as follows:

Ezy Flexi Light Pty Ltd. is a proprietary company formed in Australia and does business under the trade name EL Flexible Signs

Derek Davis

(b) Business Address. The business address of both of the Reporting Persons is as follows:

16 Wind Mill Crossing

Mackay, Queensland

Australia 4740

(c) The occupation or employment for the Reporting Persons is as follows:

Ezy Flexi Light Pty Ltd. is a manufacturer of lighting related products.

Derek Davis is a private businessman and currently serves as a Director of Ezy Flexi Light Pty Ltd.

(d) Criminal Proceedings. During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings. During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship. Ezy Flexi Light Pty Ltd. is a proprietary company formed and existing under the laws of Australia. Derek Davis is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used or to be used in making the purchases is as follows:

Ezy Flexi Light Pty Ltd. (the “Company”) paid $1,373,085 for 80,000,000 shares of common stock of the Issuer (the “Shares”). The funds were from working capital of the Company that was loaned to the Company by family members of Derek Davis, sole shareholder of the Company. The Shares are not pledged as security against borrowed funds.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Common Stock of the Issuer was for investment purposes. The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

(b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

(d) any change in the present Board of Directors or management of the Issuer.

(e) any material change in the present capitalization or dividend policy of the Issuer.

(f) any material change in the Issuer's business or corporate structure.

(g) changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

(h) any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting persons beneficially own an aggregate of 80,000,000 shares of the Issuer’s Common Stock, which represents 18.7% of the outstanding shares of Common Stock of the Issuer. Of these, all of the shares are owned directly by the Ezy Flexi Light Pty Ltd.; and beneficially owned by Derek Davis as owner of 100% of the equity interests in Ezy Flexi Light Pty Ltd.

(b) The Reporting Persons may be deemed to share voting and dispositive power over the Shares identified in response to Item 5(a) above. Such Shares are owned directly by the Ezy Flexi Light Pty Ltd.; and beneficially owned by Derek Davis as owner of 100% of the equity interests in Ezy Flexi Light Pty Ltd.

(c) Except for the purchase of the Shares, the Reporting Persons have not effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the filing of this statement.

(d) The Reporting Persons do not know of any other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of securities of the Issuer beneficially owned by the Reporting Persons.

(e) The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to any securities of the Issuer except the Regulation S Subscription and Investor Representation Agreement between Ezy Flexi Light Pty Ltd. and the Issuer, executed by Ezy Flexi Light Pty Ltd. on January 15, 2015, by which the 80,000,000 shares were purchased. The description of such Regulation S Subscription and Investor Representation Agreement is qualified in its entirety by reference to the copy of such instrument attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

No.	Document
1.	Joint Filing Agreement among the Reporting Persons.
2.	Regulation S Subscription and Investor Representation Agreement dated January 15, 2015 between Ezy Flexi Light Pty Ltd. and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated January 20, 2015

REPORTING PERSONS:

Ezy Flexi Light Pty Ltd.

By:	/s/ Derek Davis
Name:	Derek Davis
Title:	Director

/s/ Derek Davis
Derek Davis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document
1.	Joint Filing Agreement among the Reporting Persons.
2.	Regulation S Subscription and Investor Representation Agreement dated January 15, 2015 between Ezy Flexi Light Pty Ltd. and the Issuer.

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